FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August 2013

Commission File Number: 001-15152

SYNGENTA AG
(Translation of registrant’s name into English)

Schwarzwaldallee 215
4058 Basel
Switzerland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Re:                      SYNGENTA AG

Disclosure:	“Syngenta submits legal challenge to EU suspension of thiamethoxam”

Herewith we furnish a press release related to Syngenta AG. The full text of the press release is the following:

# # #

Syngenta International AG		Media contacts:		Analyst/Investor contacts:

Media Office		Paul Barrett		Jennifer Gough
CH-4002 Basel		Switzerland	+41 61 323 2323	Switzerland	+41 61 323 5059
Switzerland				USA	+1 202 737 6521
Tel:	+41 61 323 2323
Fax:	+41 61 323 2424	Daniel Braxton		Lars Oestergaard
		Switzerland	+41 61 323 2323	Switzerland	+41 61 323 6793
www.syngenta.com				USA	+1 202 737 6520

Basel, August 27, 2013

Syngenta submits legal challenge to EU suspension of thiamethoxam

Syngenta has submitted a legal challenge to the European Commission’s decision to suspend the use of thiamethoxam on bee attractive crops. The Commission took the decision on the basis of a flawed process, an inaccurate and incomplete assessment by the European Food Safety Authority and without the full support of EU Member States.

Syngenta Chief Operating Officer, John Atkin, said: “We would prefer not to take legal action but have no other choice given our firm belief that the Commission wrongly linked thiamethoxam to the decline in bee health. In suspending the product, it breached EU pesticide legislation and incorrectly applied the precautionary principle.

“Since the EU suspension of thiamethoxam was announced, farmers and farmer organizations have expressed great concern that an extremely effective, low dose product will not be available to them and will have to be replaced by much less sustainable alternatives. Modern products like thiamethoxam are essential to address the challenge of increasing European food production and reducing the reliance on imports.”

Syngenta called on all stakeholders to concentrate on practical solutions to bee health, which most experts agree is damaged by disease, viruses and the loss of habitat and nutrition. The company confirmed its commitment to support the expansion of Operation Pollinator across Europe and the Bee Health Action Plan, which was published in April 2013.

For more information on Syngenta’s contribution to bee health visit: www.operationpollinator.com

Syngenta is one of the world's leading companies with more than 27,000 employees in over 90 countries dedicated to our purpose: Bringing plant potential to life. Through world-class science, global reach and commitment to our customers we help to increase crop productivity, protect the environment and improve health and quality of life. For more information about us please go to www.syngenta.com

Syngenta – August 27, 2013 / Page 1 of 2

Cautionary Statement Regarding Forward-Looking Statements

This document contains forward-looking statements, which can be identified by terminology such as ‘expect’, ‘would’, ‘will’, ‘potential’, ‘plans’, ‘prospects’, ‘estimated’, ‘aiming’, ‘on track’ and similar expressions. Such statements may be subject to risks and uncertainties that could cause the actual results to differ materially from these statements. We refer you to Syngenta's publicly available filings with the U.S. Securities and Exchange Commission for information about these and other risks and uncertainties. Syngenta assumes no obligation to update forward-looking statements to reflect actual results, changed assumptions or other factors. This document does not constitute, or form part of, any offer or invitation to sell or issue, or any solicitation of any offer, to purchase or subscribe for any ordinary shares in Syngenta AG, or Syngenta ADSs, nor shall it form the basis of, or be relied on in connection with, any contract therefor.

Syngenta – August 27, 2013 / Page 2 of 2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SYNGENTA AG
Date:	August 27, 2013	By:	/s/ Tobias Meili
			Name:	Tobias Meili
			Title:	Head Corporate Legal Affairs

		By:	/s/ Brigitte Benz
			Name:	Brigitte Benz
			Title:	Head Shareholder Services & Group Administration